Exhibit 99.2

TRANSALTA CORPORATION
(the “Corporation”)

Annual and Special Meeting of Shareholders
(the “Meeting”)

April 20, 2018

REPORT OF VOTING RESULTS

NI 51-102 – Continuous Disclosure Obligations, Section 11.3

Matters Voted Upon

The total number of common shares represented by shareholders present in person and by proxy at the Meeting was 144,822,873, representing 50.30% of the Corporation’s outstanding common shares.

1.	Election of Directors

The 10 director nominees proposed by management were elected by a show of hands. Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Rona H. Ambrose	132,865,050	94.55%	7,651,794	5.45%
John P. Dielwart	133,916,520	95.30%	6,600,324	4.70%
Timothy W. Faithfull	124,933,383	88.91%	15,583,461	11.09%
Dawn L. Farrell	133,862,685	95.26%	6,654,159	4.74%
Alan J. Fohrer	133,876,088	95.27%	6,640,756	4.73%
Gordon D. Giffin	132,761,866	94.48%	7,754,978	5.52%
Yakout Mansour	133,842,136	95.25%	6,674,708	4.75%
Georgia R. Nelson	126,143,038	89.77%	14,373,806	10.23%
Beverlee F. Park	126,679,805	90.15%	13,837,039	9.85%
Bryan D. Pinney	133,904,426	95.29%	6,612,418	4.71%

2.	Appointment of Auditors

The appointment of Ernst & Young LLP to serve as the auditors for 2018 was approved by a show of hands. Proxies were received as follows:

Votes For	Percent	Withheld	Percent
141,985,453	98.15%	2,672,377	1.85%

3.	Reduction of Stated Capital

The special resolution authorizing the Corporation to reduce the stated capital of the common shares of the Corporation was approved. The votes by ballot were received as follows:

Votes For	Percent	Against	Percent
138,678,687	98.62%	1,933,521	1.38%

4.	Advisory Vote on Executive Compensation

The non-binding advisory vote to accept the Corporation's approach to executive compensation was approved. The votes by ballot were received as follows:

Votes For	Percent	Against	Percent
125,154,694	89.01%	15,457,514	10.99%